# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CECO ENVIRONMENTAL CORP, CIK 0000003197
CUSIP: 125141101
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 5080 Spectrum Drive, Suite 800E, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 02/23/2026
Amends the filing with accession number 0001193125-15-318602
Filed by CIK 0000946589
Persons authorized to receive notices and communications: Jason DeZwirek, 127 Davenport Road, Toronto, Ontario Canada (A6), M5R 1H8, (214) 357-6181

## Reporting persons
- Jason DeZwirek (CIK 0000946589): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 4,198,111; shared voting power 0; sole dispositive power 4,198,111; shared dispositive power 0; aggregate amount beneficially owned 4,198,111 (11.7% of the class)
- Icarus Investment Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,770,546; sole dispositive power 0; shared dispositive power 2,770,546; aggregate amount beneficially owned 2,770,546 (7.8% of the class)
- 0to100 Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 200,000; sole dispositive power 0; shared dispositive power 200,000; aggregate amount beneficially owned 200,000 (0.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: CECO ENVIRONMENTAL CORP
Address of issuer's principal executive offices: 5080 Spectrum Drive, Suite 800E, Addison, Texas (TX), 75001
Comment: This Amendment No. 18 to Schedule 13D amends and supplements (where indicated) the Schedule 13D originally filed by the Reporting Persons (as defined herein), as amended from time to time (the "Statement"), with respect to the shares of Common Stock. Unless otherwise indicated, capitalized terms used herein shall have the meanings set forth in the Statement. Except as specifically amended and supplemented by this Amendment No. 18, the Schedule 13D remains in full force and effect.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Jason DeZwirek ("Mr. DeZwirek"), Icarus Investment Corp. ("Icarus") and 0to100 Inc. ("0to100" and each, a "Reporting Person" and collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto Exhibit 99.1.
Residence or business address: The principal business address of the Reporting Persons is 127 Davenport Road, Toronto, Ontario, Canada M5R 1H8.
Present principal occupation or employment: Each of Icarus and 0to100 is principally engaged in the business of being a holding company and managing investments. The present principal occupation of Mr. DeZwirek is being an officer of Icarus and 0to100.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, and there has been no such finding of any violation with respect to such laws.
Citizenship: Each of Icarus and 0to100 are corporations incorporated and existing in Ontario. Mr. DeZwirek is a citizen of Canada.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On February 23, 2026, the Issuer, Longhorn Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub Inc."), and Longhorn Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer ("Merger Sub LLC"), and Thermon Group Holdings, Inc., a Delaware corporation ("Thermon") entered into an Agreement and Plan of Merger, dated as of February 23, 2026 (the "Merger Agreement"), which provided for, among other things, (i) the merger of Merger Sub Inc. with and into Thermon, with Thermon continuing as the surviving entity (the "Surviving Corporation") (the "First Merger") and (ii) immediately following the First Merger, the merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the "Surviving Company") (together with the First Merger, the "Mergers").

Concurrently with the execution of the Merger Agreement, on February 23, 2026, the Reporting Persons entered into a Voting Agreement with the Issuer and Thermon (the "Voting Agreement"), pursuant to which the Reporting Persons have agreed, among other things and subject to certain restrictions, (i) not to transfer any of the (A) 2,770,546 shares of Common Stock of which Icarus is a record owner, (B) 200,000 shares of Common Stock of which 0to100 is a record owner or (C) 4,198,111 of the shares of Common Stock of which Mr. DeZwirek may be deemed to be the beneficial owner within the meaning of Rule 13d-3 under the Act (the "Securities"); (ii) not to deposit any such Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Securities or grant any proxy or power of attorney with respect thereto (except as otherwise provided in the Voting Agreement); (iii) that any additional equity securities (or any right or interest therein) of Issuer that the Reporting Persons purchase or otherwise acquire or with respect to which the Reporting Persons otherwise acquire voting power after the execution of the Voting Agreement and prior to the earlier of (A) the termination of the Merger Agreement, (B) the effective time of the Mergers, (C) the date the approval of the Issuer's stockholders (the "Company Stockholders") is obtained with respect to the issuance of Common Stock in connection with the Mergers (the "Stock Issuance"), (D) the occurrence of Parent Adverse Recommendation Change (as defined in the Merger Agreement), or (E) the date on which the Merger Agreement is amended in a manner that increases the amount or changes the form of the Merger Consideration payable, extends the Outside Date or otherwise adversely affects the Reporting Persons (solely in their capacity as holders of Securities) in any material respect, in each case, without the written consent of the Reporting Persons (clauses (A)-(E), the "Termination Date") shall be subject to the terms and conditions of the Voting Agreement to the same extent as if they constituted the Securities; (iv) prior to the Termination Date, the Reporting Persons irrevocably and unconditionally agreed to cause all Securities to be voted (A) in favor of the Stock Issuance and any other proposal considered and voted upon by the Company Stockholders of the Issuer at any meeting of Company Stockholders necessary for consummation of the transactions contemplated by the Merger Agreement, including the Mergers, (B) against any (1) Parent Acquisition Proposal (as defined in the Merger Agreement), (2) reorganization, recapitalization, dissolution, liquidation or winding up of the Issuer or any of its subsidiaries; and (3) action, proposal or agreement that would reasonably be expected to (x) result in a breach, in any material respect, of any covenant, representation or warranty of the Issuer, Merger Sub Inc. or Merger Sub LLC under the Merger Agreement or (y) prevent or materially delay or adversely affect the consummation of the Mergers. Under the terms of the Voting Agreement, solely in the event of a failure by the Reporting Persons to act in accordance with their voting obligations under the Voting Agreement no later than the third Business Day prior to any meeting at which the stockholders of the Issuer will consider and vote on the matters described therein, the Reporting Persons irrevocably granted to, and appointed, Thermon, and any individual designated in writing by Thermon, as the Reporting Persons' proxy and attorney-in-fact, to or vote the Securities as set forth in the Voting Agreement.

The forgoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated by reference herein. The Mergers contemplated by the Merger Agreement, if consummated, will result in certain or all of the matters referred to in paragraphs (a) through (j), inclusive of the instruction to Item 4 of Schedule 13D. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to the terms of the Voting Agreement: (i) purchase additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may also engage in communications with, among others, other members of the board of directors of the Issuer, the Issuer's management, other shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time and subject to the terms of the Voting Agreement, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The response of each Reporting Person to rows 7 through 13 of each of pages 2 through 4 of this Amendment No. 18 are incorporated by reference herein. The calculations of the percentage ownership of the Common Stock are based on 35,665,813 shares of Common Stock outstanding on February 19, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. DeZwirek has sole voting power and sole dispositive power with respect to shares of Common Stock, comprised of (i) 1,227,565 shares of Common Stock held directly by Mr. DeZwirek; (ii) 2,770,546 shares of Common Stock held of record by Icarus; and (iii) 200,000 shares of Common Stock held of record by 0to100.

Icarus has shared voting and shared dispositive power with respect to 2,770,546 shares of Common Stock held of record by Icarus.

0to100 has shared voting and shared dispositive power with respect to 200,000 shares of Common Stock held of record by 0to100.
Transactions in the class effected during the past sixty days: This Item 5(c) is not applicable.
Other persons with the right to receive dividends or sale proceeds: This Item 5(d) is not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Item 5(e) is not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following to the end thereof:

The information set forth in Item 4 of this Amendment No. 18 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following to the end thereof:

Exhibit 99.1 Joint Filing Agreement (filed herewith).

Exhibit 99.2: Voting Agreement, dated as of February 23, 2026, by and among CECO Environmental Corp., Thermon Group Holdings, Inc., Jason DeZwirek, Icarus Investment Corp. and 0to100 Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by CECO Environmental Corp. with the SEC on February 23, 2026)

## Signatures
- Jason DeZwirek: /s/ Jason DeZwirek, Jason DeZwirek (02/26/2026)
- Icarus Investment Corp.: /s/ Jason DeZwirek, Jason DeZwirek (02/26/2026)
- 0to100 Inc.: /s/ Jason DeZwirek, Jason DeZwirek (02/26/2026)